Filed Pursuant to Rule 433
Registration No. 333-261622
THE PNC FINANCIAL SERVICES GROUP, INC.
$1,250,000,000 6.615% FIXED RATE/FLOATING RATE SENIOR NOTES DUE OCTOBER 20, 2027
$2,250,000,000 6.875% FIXED RATE/FLOATING RATE SENIOR NOTES DUE OCTOBER 20, 2034

	2027 Senior Notes	2034 Senior Notes

Issuer:	The PNC Financial Services Group, Inc. (“PNC”)	The PNC Financial Services Group, Inc. (“PNC”)

Security:	6.615% Fixed Rate/Floating Rate Senior Notes due October 20, 2027 (the “2027 Senior Notes”)	6.875% Fixed Rate/Floating Rate Senior Notes due October 20, 2034 (the “2034 Senior Notes”)

Ranking:	Senior	Senior

Expected Security Ratings:*	A3 / A- / A (Moody’s / S&P / Fitch)	A3 / A- / A (Moody’s / S&P / Fitch)

Principal Amount:	$1,250,000,000	$2,250,000,000

Price to Investors:	100.000% of face amount	100.000% of face amount

Minimum Denomination/Multiples:	$2,000 / multiples of $1,000 in excess thereof	$2,000 / multiples of $1,000 in excess thereof

Trade Date:	October 17, 2023	October 17, 2023

Settlement Date:**	October 20, 2023 (T+3)	October 20, 2023 (T+3)

Maturity:	October 20, 2027	October 20, 2034

Optional Redemption Date:	Redeemable in whole, but not in part, on October 20, 2026, the date that is one year prior to the maturity date, at 100% of the principal amount of the 2027 Senior Notes, plus accrued and unpaid interest thereon to the date of redemption. Also redeemable in whole, or in part, during the 30-day period prior to, and including, the maturity date at 100% of the principal amount of the 2027 Senior Notes, plus accrued and unpaid interest thereon to the date of redemption	Redeemable in whole, but not in part, on October 20, 2033, the date that is one year prior to the maturity date, at 100% of the principal amount of the 2034 Senior Notes, plus accrued and unpaid interest thereon to the date of redemption. Also redeemable in whole, or in part, during the 90-day period prior to, and including, the maturity date at 100% of the principal amount of the 2034 Senior Notes, plus accrued and unpaid interest thereon to the date of redemption

Fixed Rate Period:	From, and including, October 20, 2023 to, but excluding, October 20, 2026	From, and including, October 20, 2023 to, but excluding, October 20, 2033

Floating Rate Period:	From, and including, October 20, 2026 to, but excluding, the maturity date	From, and including, October 20, 2033 to, but excluding, the maturity date

Interest Rates:
Fixed Rate Period: 6.615% annually
Floating Rate Period: Compounded SOFR, determined as set forth under “Certain Terms of the Senior Notes—Interest—Floating Rate Period” in the preliminary prospectus supplement dated October 17, 2023, plus 1.730%

Fixed Rate Period: 6.875% annually
Floating Rate Period: Compounded SOFR, determined as set forth under “Certain Terms of the Senior Notes—Interest—Floating Rate Period” in the preliminary prospectus supplement dated October 17, 2023, plus 2.284%

Interest Payment Dates:
Fixed Rate Period: Each April 20 and October 20, commencing on April 20, 2024 and ending on October 20, 2026
Floating Rate Period: January 20, 2027, April 20, 2027, July 20, 2027 and at the maturity date

Fixed Rate Period: Each April 20 and October 20, commencing on April 20, 2024 and ending on October 20, 2033
Floating Rate Period: January 20, 2034, April 20, 2034, July 20, 2034 and at the maturity date

Day Count Convention / Business Day Convention:	Fixed Rate Period: 30/360; Following Business Day Convention (Unadjusted) Floating Rate Period: Actual/360; Modified Following Business Day Convention (Adjusted)	Fixed Rate Period: 30/360; Following Business Day Convention (Unadjusted) Floating Rate Period: Actual/360; Modified Following Business Day Convention (Adjusted)

Reference Benchmark:	UST 4.625% due October 15, 2026	UST 3.875% due August 15, 2033

Reference Benchmark Yield:	5.015%	4.845%

Spread to Reference Benchmark:	160 basis points	203 basis points

Re-offer Yield:	6.615%	6.875%

CUSIP/ISIN:	693475 BT1 / US693475BT12	693475 BU8 / US693475BU84

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC PNC Capital Markets LLC

Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**Note: We expect that delivery of the 2027 Senior Notes and the 2034 Senior Notes (collectively, the “Senior Notes”) will be made against payment therefor on the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to the second business day before settlement will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

Conflict of Interest
Because our affiliate, PNC Capital Markets LLC, is participating in this offering, PNC Capital Markets LLC is deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Accordingly, the distribution arrangements for this offering comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with Rule 5121, PNC Capital Markets LLC may not make sales in this offering to any discretionary account without the prior approval of the customer.
The PNC Financial Services Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated today and other documents The PNC Financial Services Group, Inc. has filed with the SEC for more complete information about The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526, Morgan Stanley & Co. LLC at 1-866-718-1649 or PNC Capital Markets LLC at 1-855-881-0697.
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